UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Annual Report and Accounts

Pearson plc:
Annual Report and Accounts

Pearson has subm
itted copies of
its
 2008
 Annual Report
to the UKLA
.

This documentation will be available for inspection at the UKLA's Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary

Wharf
London
E14 5HS
Tel:

020 7676 1000

The 2008
 Annual Report
is also
available on Pearson's website
 at
:
www.pearson.com
 and printed copies will be posted to shareholders
on 26
March, ahead of the Annual General Meeting on 1 May 2009.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   12 March, 2009

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary